LITFUNDING CORP.
6375 S. Pecos Road, Suite 217
Las Vegas, Nevada 89120

March 5, 2007

VIA EDGAR & FACSIMILE: (202) 772-9205

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attn:	Larry Spirgel
Assistant Director

Re:	LitFunding Corp.
Acceleration of Registration Statement on Form SB-2/A
File No. 333-139234
Filed March 1, 2007

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective time and date for the above-captioned registration statement to go effective to 2:00 p.m. EST on Wednesday, March 7, 2007, or as soon thereafter as practicable.

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We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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we also acknowledge the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

/s/ Morton Reed
Morton Reed Chief Executive Officer

cc:  Dennis H. Johnston, Esq.